ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 14, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Mara Ransom, Katherine Bagley

Re:                             Connecticut Water Service Inc.
PREC14A filed April 27, 2018
Response Dated May 29, 2018
Filed by Eversource Energy

File No. 000-08084

Ladies and Gentlemen:

On behalf of Eversource Energy (“Eversource”), we are providing Eversource’s responses to the comments in the letter, dated June 4, 2018 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Eversource’s above-referenced preliminary proxy statement on Schedule 14A filed on April 27, 2018 (the “Preliminary Proxy Statement”) and Eversource’s response letter to the Staff filed on May 29, 2018. Concurrently with the submission of this letter, Eversource is also filing an amended Preliminary Proxy Statement, which reflects the revisions referenced herein.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of Eversource are shown below each comment. Defined terms used here have the same meaning as in the Preliminary Proxy Statement.

1.                                      We note your response to comment 1 and your proposed revised disclosure.  Please balance your proposed amended disclosure by providing more prominent disclosure highlighting and detailing the possible limitations on cash consideration to be received by CTWS shareholders electing to receive cash for their CTWS shares, including any cap or other limitation, as described in your previous response letter.  In each instance in the revised proxy statement where you refer to the certainty associated with the Eversource Proposal as compared to the Proposed SJW Merger, disclose the fact that the terms of any acquisition by Eversource have not been determined and that the final consideration to be received in such a transaction could include limits on any cash/stock election feature.  Please also disclose that such terms are subject to further negotiation and discussion.

Response to Comment 1:

In response to the Staff’s comment, Eversource has removed the references in the Preliminary Proxy Statement to “more certainty” or “greater certainty” as compared to the proposed SJW Group merger.

2.                                      We note your response to comment 4.  While we understand the method by which you calculated total shareholder returns for SJW Group, it is still unclear how you arrived at the specific percentage disclosed.  In this regard, you should replicate how you calculated the sum of SJW Group’s cumulative amount of dividends for the ten-year period disclosed.

Response to Comment 2:

To determine the percentage of SJW Group’s ten-year total shareholder return, in lieu of calculating the sum of SJW Group’s cumulative amount of dividends during the ten-year period, Eversource advises the Staff that it determined the effect of dividend reinvestment by calculating adjustments to the closing prices of SJW Group’s stock to reflect that, from the beginning of the measurement period, each subsequent quarterly dividend was paid on an ever-increasing number of shares. These adjustments were determined as follows.

Eversource first compiled the reported closing prices for SJW Group’s stock for each of the 2,519 trading days in the ten-year period from December 31, 2007 through December 29, 2017 (inclusive). Eversource then retrospectively determined each “adjusted closing price” (ACP) of SJW Group’s stock during this period, starting with the closing price at the end of the measurement period, by multiplying (X) by (Y), where (X) is a fraction, the numerator of which is the difference of the closing price (CP) on such date (n) minus the amount any dividend paid (DP) on the following trading day (n+1), and the denominator of which is the closing price (CP) on such following trading day (n+1), and (Y) is the “adjusted closing price” (ACP) on the following trading day (n+1):

As an example, to calculate the “adjusted closing price” on November 2, 2017 (the day preceding the day on which the most recent SJW Group dividend of $0.2175 per share was paid during the measurement period), Eversource first took $61.13 (the closing price on November 2) and subtracted $0.2175 (the dividend amount paid on November 3), then divided that difference of $60.91 (rounded) by $61.53 (the closing price on November 3). That fraction was then multiplied by $61.53 (the “adjusted closing price” on November 3, which is equal to the actual price because, in this case, no prior adjustments had been made). This calculation produced an “adjusted closing price” on November 2, 2017 of $60.91 (rounded).

After retrospectively “adjusting” each closing price of SJW Group stock during the measurement period, and in accordance with the immediately preceding example calculation, Eversource determined that the beginning “adjusted closing price” as of December 31, 2007 was $26.71.

The last step in Eversource’s calculation of SJW Group’s 139% ten-year total shareholder return involved using the formula found in Item 201(e) of Regulation S-K. Eversource divided (a) (1) SJW Group’s closing price at the end of the measurement period ($63.83) minus (2) SJW Group’s “adjusted closing price” at the beginning of the measurement period (since such “adjusted closing price” reflects the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment) ($26.71) by (b) SJW Group’s “adjusted closing price” at the beginning of the measurement period (since such “adjusted closing price” reflects the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment) ($26.71). This calculation produced the ten-year total shareholder return for SJW Group of 139%.

In light of the foregoing, in future solicitations Eversource proposes noting that its calculation of SJW Group’s total shareholder return is in accordance with Item 201(e) of Regulation S-K.

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If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7980 or to Thomas Fraser at (617) 951-7063.

Respectfully Submitted,

/s/ Marko S. Zatylny

Marko S. Zatylny